

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Franz Walt
Chief Executive Officer and Director
Quotient Limited
B1, Business Park Terre Bonne,
Route de Crassier 13,
1262 Eysins, Switzerland

      Re: Quotient Limited
          Registration Statement on Form S-3
          Filed August 21, 2020
          File No. 333-248235

Dear Mr. Walt:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 21, 2020

Cover Page

1.   We note that both of your legal opinions cover a possible offering of units and that your Exhibit 5.1 opinion opines as to the legality of units, but no units appear in the registration statement fee table. If you plan to offer units, please revise the registration fee table and prospectus cover page to identify the units as securities in the offering and identify the components of the units. Please also include disclosure in the body of the document regarding the units you are registering. Finally, please also revise your Exhibit 5.1 opinion to state that the debt securities, warrants, rights and units being registered will constitute binding obligations of the Company. Please refer to Staff Legal Bulletin No. 19.

Franz Walt
Quotient Limited
August 31, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Per B. Chilstrom, Esq.